Exhibit 21.12

SUBSIDIARIES OF DTE ENERGY COMPANY
DTE Energy Company’s principal subsidiaries as of December 31, 2016 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1.	DTE Electric Company	Michigan
2.	DTE Enterprises, Inc.	Michigan
3.	DTE Gas Company	Michigan